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Thomas J. Friedmann thomas.friedmann@dechert.com +1 617 728 7120 Direct +1 617 426 6567 Fax

August 7, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn:	Chad Eskildsen and Edward Bartz

Re:	Business Development Corporation of America
Post-Effective Amendment No. 4 to Registration Statement on Form N-2
File Number: 333-210619

Ladies and Gentlemen:

On behalf of Business Development Corporation of America (the “Company”), we hereby respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission received from Chad Eskildsen of the Staff on August 1, 2018 and from Edward Bartz of the Staff on August 6, 2018 relating to the Company’s Post-Effective Amendment No. 4 to its Registration Statement on Form N-2 (Registration No. 333-210619) (the “Registration Statement”). The Company will also file a post-effective amendment to the Registration Statement (the “Amendment”) on or about the date hereof responding to the Staff’s comments. For your convenience, a transcription of the Staff’s comments are included in this letter, and each comment is followed by the applicable response. Capitalized terms used but not defined herein shall have the meaning set forth in the Registration Statement.

Accounting Comment

Please provide an updated auditor consent with respect to Kahala Ireland Opco Limited dated no earlier than thirty days prior to the date upon which the Company requests the Registration Statement to be declared effective.

Response:

The Company has filed the updated auditor consent as an exhibit to the Amendment.

Legal Comment

In the penultimate paragraph of page 1 of the Registration Statement, please disclose that if the Company were to avail itself of the increased leverage permitted by the Small Business Credit Availability Act, this would effectively allow the Company to double its leverage, which would increase leverage risk and expenses.

Sheila Stout and Edward Bartz August 7, 2018 Page 2

Response:

The disclosure has been revised accordingly.

* * * * * * * * * *

If you have any questions, please feel free to contact the undersigned by telephone at 617.728.7120 (or by email at thomas.friedmann@dechert.com) or Matthew S. Virag at 212.641.5695 (or by email at matthew.virag@dechert.com). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Thomas J. Friedman

Thomas J. Friedmann

cc:	Richard J. Byrne, Business Development Corporation of America

Corinne D. Pankovcin, Business Development Corporation of America

Leeor P. Avigdor, Business Development Corporation of America

Jonathan H. Gaines, Dechert LLP

Matthew S. Virag, Dechert LLP